

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   May 23, 2017

Mr. Luis Massiani
Senior Executive Vice President and
Chief Financial Officer
Sterling Bancorp
400 Rella Boulevard
Montebello, NY 10901

>   **Re: Sterling Bancorp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 27, 2017**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2017**
>   **Filed April 28, 2017**
>   **File No. 001-35385**

Dear Mr. Luis Massiani:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Reporting of Non-GAAP Financial Measures, page 64

1.   You added purchase accounting adjustments to the allowance for loan losses to derive total valuation balances recorded against portfolio loans. Please address the following:

      • Tell us how adding purchase accounting adjustments to the allowance for loan losses provides useful information to investors in evaluating the risk of credit losses in your loan portfolio;

- Tell us how you considered prepayment risk with regard to the acquired loan portfolio which could reduce the adjusted allowance for loan losses available to the total portfolio loans including the related coverage ratio; and

- Tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations issued on May 17, 2016 since GAAP requires that these purchase accounting adjustments be accreted to interest income over the remaining life of the loan and therefore adding these adjustments to the allowance for loan losses would appear to represent a tailored accounting principle

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at (202) 551-3321or me at (202) 551-3368 with any questions.

Sincerely,

/s/ Michelle Miller

Michelle Miller
Staff Accountant